SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.            )*

Phoenix Tree Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00002 per share

(Title of Class of Securities)

719156101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 15

CUSIP NO. 719156101	Page 2 of 12

1	NAME OF REPORTING PERSONS Joy Capital I, L.P. (“Joy I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
161,658,273 Class A Ordinary Shares (“Class A Shares”), all of which are directly owned by Joy I, except that Joy Capital I GP, L.P. (“Joy I GP”), the general partner of Joy I, may be deemed to have sole power to vote these shares, and Joy Capital GP, Ltd. (“Joy Capital GP”), the general partner of Joy I GP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 161,658,273 Class A Shares, all of which are directly owned by Joy I, except that Joy I GP and Joy Capital GP may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,658,273 Class A Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.68%*
12	TYPE OF REPORTING PERSON PN

* Based on 1,669,168,152 Class A Shares issued and outstanding as of December 31, 2020 according to the Issuer.

CUSIP NO. 719156101	Page 3 of 12

1	NAME OF REPORTING PERSONS Joy Capital I GP, L.P. (“Joy I GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 161,658,273 Class A Shares, all of which are directly owned by Joy I. Joy I GP and Joy Capital GP may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 161,658,273 Class A Shares, all of which are directly owned by Joy I. Joy I GP and Joy Capital GP may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,658,273 Class A Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.68%*
12	TYPE OF REPORTING PERSON PN

* Based on 1,669,168,152 Class A Shares issued and outstanding as of December 31, 2020 according to the Issuer.

CUSIP NO. 719156101	Page 4 of 12

1	NAME OF REPORTING PERSONS Joy Capital II, L.P. (“Joy II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
68,306,999 Class A Shares, all of which are directly owned by Joy II, except that Joy Capital II GP, L.P. (“Joy II GP”), the general partner of Joy II, may be deemed to have sole power to vote these shares, and Joy Capital GP, Ltd. (“Joy Capital GP”), the general partner of Joy II GP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 68,306,999 Class A Shares, all of which are directly owned by Joy II, except that Joy II GP and Joy Capital GP may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,306,999 Class A Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.09%*
12	TYPE OF REPORTING PERSON PN

* Based on 1,669,168,152 Class A Shares issued and outstanding as of December 31, 2020 according to the Issuer.

CUSIP NO. 719156101	Page 5 of 12

1	NAME OF REPORTING PERSONS Joy Capital II GP, L.P. (“Joy II GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 68,306,999 Class A Shares, all of which are directly owned by Joy II. Joy II GP and Joy Capital GP may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 68,306,999 Class A Shares, all of which are directly owned by Joy II. Joy II GP and Joy Capital GP may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,306,999 Class A Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.09%*
12	TYPE OF REPORTING PERSON PN

* Based on 1,669,168,152 Class A Shares issued and outstanding as of December 31, 2020 according to the Issuer.

CUSIP NO. 719156101	Page 6 of 12

1	NAME OF REPORTING PERSONS Success Golden Group Limited (“Success Golden”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
27,155,688 Class A Shares, all of which are directly owned by Success Golden, except that Joy Capital Opportunity, L.P. (“Joy Opportunity”), the sole shareholder of Success Golden, may be deemed to have sole power to vote these shares, Joy Capital Opportunity GP, L.P. (“Joy Opportunity GP”), the general partner of Joy Opportunity, may be deemed to have sole power to vote these shares, and Joy Capital GP, Ltd. (“Joy Capital GP”), the general partner of Joy Opportunity GP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

27,155,688 Class A Shares, all of which are directly owned by Success Golden, except that Joy Opportunity, Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,155,688 Class A Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.63%*
12	TYPE OF REPORTING PERSON CO

* Based on 1,669,168,152 Class A Shares issued and outstanding as of December 31, 2020 according to the Issuer.

CUSIP NO. 719156101	Page 7 of 12

1	NAME OF REPORTING PERSONS Joy Capital Opportunity, L.P. (“Joy Opportunity”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
(i) 28,080,094 Class A Shares (13,300,000 of which are in the form of 1,330,000 ADSs*), all of which are directly owned by Joy Opportunity, except that Joy Capital Opportunity GP, L.P. (“Joy Opportunity GP”), the general partner of Joy Opportunity, may be deemed to have sole power to vote these shares, and Joy Capital GP, Ltd. (“Joy Capital GP”), the general partner of Joy Opportunity GP, may be deemed to have sole power to vote these shares; and

(ii) 27,155,688 Class A Shares, all of which are directly owned by Success Golden. Joy Opportunity, Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

(i) 28,080,094 Class A Shares (13,300,000 of which are in the form of 1,330,000 ADSs), all of which are directly owned by Joy Opportunity, except that Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to dispose of these shares; and

(ii) 27,155,688 Class A Shares, all of which are directly owned by Success Golden. Joy Opportunity, Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,235,782 Class A Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.31%**
12	TYPE OF REPORTING PERSON PN

* American Depositary Shares (“ADS”), each representing ten Class A Shares, par value $0.00002 per share.

** Based on 1,669,168,152 Class A Shares issued and outstanding as of December 31, 2020 according to the Issuer.

CUSIP NO. 719156101	Page 8 of 12

1	NAME OF REPORTING PERSONS Joy Capital Opportunity GP, L.P. (“Joy Opportunity GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
(i) 28,080,094 Class A Shares (13,300,000 of which are in the form of 1,330,000 ADSs), all of which are directly owned by Joy Opportunity. Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to vote these shares; and

(ii) 27,155,688 Class A Shares, all of which are directly owned by Success Golden. Joy Opportunity, Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

(i) 28,080,094 Class A Shares (13,300,000 of which are in the form of 1,330,000 ADSs), all of which are directly owned by Joy Opportunity. Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to dispose of these shares; and

(ii) 27,155,688 Class A Shares, all of which are directly owned by Success Golden. Joy Opportunity, Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,235,782 Class A Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.31%*
12	TYPE OF REPORTING PERSON PN

* Based on 1,669,168,152 Class A Shares issued and outstanding as of December 31, 2020 according to the Issuer.

CUSIP NO. 719156101	Page 9 of 12

1	NAME OF REPORTING PERSONS Joy Capital GP, Ltd. (“Joy Capital GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
(i) 161,658,273 Class A Shares, all of which are directly owned by Joy I. Joy I GP and Joy Capital GP may be deemed to have sole power to vote these shares;

(ii) 68,306,999 Class A Shares, all of which are directly owned by Joy II. Joy II GP and Joy Capital GP may be deemed to have sole power to vote these shares;

(iii) 28,080,094 Class A Shares (13,300,000 of which are in the form of 1,330,000 ADSs), all of which are directly owned by Joy Opportunity. Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to vote these shares; and

(iv) 27,155,688 Class A Shares, all of which are directly owned by Success Golden. Joy Opportunity, Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

(i) 161,658,273 Class A Shares, all of which are directly owned by Joy I. Joy I GP and Joy Capital GP may be deemed to have sole power to dispose of these shares;

(ii) 68,306,999 Class A Shares, all of which are directly owned by Joy II. Joy II GP and Joy Capital GP may be deemed to have sole power to dispose of these shares;

(iii) 28,080,094 Class A Shares (13,300,000 of which are in the form of 1,330,000 ADSs), all of which are directly owned by Joy Opportunity. Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to dispose of these shares; and

(iv) 27,155,688 Class A Shares, all of which are directly owned by Success Golden. Joy Opportunity, Joy Opportunity GP and Joy Capital GP may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,201,054 Class A Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.09%*
12	TYPE OF REPORTING PERSON OO

* Based on 1,669,168,152 Class A Shares issued and outstanding as of December 31, 2020 according to the Issuer.

CUSIP NO. 719156101	Page 10 of 12

ITEM 1(A).                                 NAME OF ISSUER

Phoenix Tree Holdings Limited (the “Issuer”)

ITEM 1(B).                                 ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Room 212, Chao Yang Shou Fu,

8 Chao Yang Men Nei Street, Dongcheng District,

Beijing, People’s Republic of China

ITEM 2(A).                                 NAME OF PERSONS FILING

This Schedule 13G is filed by Joy Capital I, L.P. (“Joy I”), Joy Capital I GP, L.P. (“Joy I GP”), Joy Capital II, L.P. (“Joy II”), Joy Capital II GP, L.P. (“Joy II GP”), Success Golden Group Limited (“Success Golden”), Joy Capital Opportunity, L.P. (“Joy Opportunity”), Joy Capital Opportunity GP, L.P. (“Joy Opportunity GP”) and Joy Capital GP, Ltd. (“Joy Capital GP”).  The foregoing entities are collectively referred to as the “Reporting Persons”.

Joy Capital GP is the general partner of Joy I GP, which is in turn the general partner of Joy I. Joy Capital GP is the general partner of Joy II GP, which is in turn the general partner of Joy II. Joy Capital GP is the general partner of Joy Opportunity GP, which is in turn the general partner of Joy Opportunity. Joy Opportunity is the sole shareholder of Success Golden.

Joy Capital GP and Joy I GP may be deemed to have sole power to vote and sole power to dispose the Class A Shares of the Issuer directly owned by Joy I. Joy Capital GP and Joy II GP may be deemed to have sole power to vote and sole power to dispose of the Class A Shares of the Issuer directly owned by Joy II. Joy Capital GP, Joy Opportunity GP and Joy Opportunity may be deemed to have sole power to vote and sole power to dispose of the Class A Shares of the Issuer directly owned by Success Golden. Joy Capital GP and Joy Opportunity GP may be deemed to have sole power to vote and sole power to dispose of the Class A Shares of the Issuer (including those represented by ADSs) directly owned by Joy Opportunity. Each of the Reporting Persons is ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu disclaims beneficial ownership of the Class A Shares of the Issuer (including those represented by ADSs) held by each of the Reporting Persons, except to the extent of Mr. Erhai Liu’s pecuniary interest therein, if any.

ITEM 2(B).                                 ADDRESS OF PRINCIPAL OFFICE

The address for each of Joy II, Joy II GP, Joy Opportunity, Joy Opportunity GP and Joy Capital GP is:

c/o Harneys Services (Cayman) Limited

4th Floor, Harbour Place
103 South Church Street, P. O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

The address for each of Joy I and Joy I GP is:

Sertus Chambers

P.O. Box 2547, Cassia Court, Camana Bay

Grand Cayman

Cayman Islands

The address for Success Golden is:

Craigmuir Chambers

Road Town

Tortola, VG 1110

British Virgin Islands

CUSIP NO. 719156101	Page 11 of 12

ITEM 2(C).                                 CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).                                 TITLE OF CLASS OF SECURITIES

Class A Shares, par value $0.00002 per share

ITEM 2(D)                                    CUSIP NUMBER

719156101

ITEM 3.                                                  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.                                                  OWNERSHIP

The following information with respect to the ownership of the Class A Shares of the Issuer (including those represented by ADSs) by the persons filing this Statement is provided as of December 31, 2020:

(a)                                 Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)                                 Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)                                  Number of shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)                                  Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)                               Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)                              Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.                                                  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP NO. 719156101	Page 12 of 12

ITEM 6.                                                  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Joy I, Joy I GP, Joy II, Joy II GP, Joy Opportunity and Joy Opportunity GP, and the memorandum and articles of association of Joy Capital GP and Success Golden, the general partner and limited partners, members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.                                                  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.                                                  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.                                                  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.                                           CERTIFICATION.

Not applicable.

CUSIP # 719156101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2021

Joy Capital I, L.P.

By: Joy Capital I GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital I GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II, L.P.

By: Joy Capital II GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

CUSIP # 719156101

Success Golden Group Limited

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital Opportunity, L.P.

By: Joy Capital Opportunity GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital Opportunity GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital GP, Ltd.

By:	/s/ Erhai Liu
Erhai Liu, Director

CUSIP # 719156101

EXHIBIT INDEX

Exhibit No.	Description
A.	Joint Filing Agreement